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MANICOUAGAN MINERALS INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

RECEIVED

2007 MAY 10 A 6:57

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class COMMON

Holder Account Number

C9999999999 I ND

[redacted]

07023392

SUPPL

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Form of Proxy - Annual General Meeting of Shareholders of Manicouagan Minerals Inc. (the "Company")

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

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6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 1:00 am, Eastern Time, on May 22, 2007.

5/10

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

MMSQ_PRX_24415/000001/000001/i

SAM SAMPLE

C9999999999

IND C01

Appointment of Proxyholder

I/We being shareholder(s) of the Company hereby appoint: Douglas A.C. Davis, Chairman of the Company, or failing this person, Joseph baylis, President and CEO of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Shareholders of Manicouagan Minerals Inc. (the "Company") to be held at the National Club, Howland Room, 303 Bay Street, Toronto, Ontario on May 24, 2007 at 4:00 p.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Management recommends that you vote **FOR** all of the nominees to the board of directors for the ensuing year.

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	For	Withhold
Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

2. Appointment of Auditors

	For	Withhold
To re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditor for the ensuing year and authorize the directos of the Company to fix the remuneration of the auditor	☐	☐

	For	Against
To grant the prescribed annual approval of the Company's Stock Option Plan up to the next Annual General Meeting.	☐	☐

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	For	Against
To ratify all acts of directors and officers since the last shareholders' meeting	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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April 17, 2007

MANICOUAGAN MINERALS INC.

MANAGEMENT INFORMATION CIRCULAR

For the Annual General Meeting
to be held on May 24, 2007

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (THE "INFORMATION CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF MANICOUAGAN MINERALS INC. ("THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON THURSDAY, MAY 24, 2007 AT THE NATIONAL CLUB, HOWLAND ROOM, 303 BAY STREET, TORONTO, ONTARIO AT 4:30 P.M. (TORONTO TIME) AND AT ANY ADJOURNMENT THEREOF (THE "MEETING") FOR THE PURPOSES SET OUT IN THE ENCLOSED NOTICE OF MEETING (THE "NOTICE") WHICH ACCOMPANIES THIS INFORMATION CIRCULAR. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by the directors, officers and employees of the Corporation who will not receive any additional compensation for such services. The cost of solicitation by management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers or directors of the Corporation. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO** either by inserting such person's name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Fax no. 1-800-249-7775 or 416-263-9524) not later than 4:00 p.m., Toronto time, on May 22, 2007, being two (2) business days preceding the date of the Meeting, or delivered to the chairman of the Meeting prior to commencement of the Meeting or of any adjournment thereof. **Each shareholder is entitled to appoint a person to represent such shareholder at the Meeting, who need not be one of the persons named in the accompanying form of proxy.**

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A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his or her attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the chairman of such Meeting on the day of the Meeting, or in any other manner permitted by law.

A proxy must be signed in writing or, subject to the means of electronic signature permitting a reliable determination that the document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be, by electronic signature by the shareholder or an attorney who is authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, by an officer or attorney of the body corporate duly authorized.

A shareholder attending the Meeting has the right to vote in person and if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

EXERCISE OF DISCRETION BY PROXIES

Proxies received in favour of management will be voted and, where a choice is specified, will be voted in accordance with the choice so specified in the proxy. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ITEM OF SPECIAL BUSINESS AS SET OUT IN THE NOTICE CALLING THE MEETING AND AS STATED ELSEWHERE IN THIS INFORMATION CIRCULAR.**

The enclosed form of proxy also confers discretionary authority upon the persons named therein with respect to any amendments or variations to the matter identified in the accompanying Notice and with respect to other matters which may properly come before the Meeting in such manner as such nominee in his or her judgement may determine. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT PRESENTLY KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSON OR PERSONS VOTING THE PROXY.** As of the date of this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matter referred to in the accompanying Notice.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares of the Corporation beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an intermediary (an "**Intermediary**") with whom the Non-Registered Holder deals in respect of the common shares of the Corporation (Intermediaries include, among others, banks,

trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("**CDS**")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation will have distributed copies of the Notice, this Information Circular and the form of proxy (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the "**Voting Instructions Form**") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares of the Corporation they beneficially own. Should a Non-Registered Holder who receives the Voting Instructions Form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the Voting Instructions Form and a form of legal proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the Voting Instructions Form.

REQUIRED SHAREHOLDER APPROVALS

Except as otherwise disclosed in this Information Circular, all resolutions which the shareholders will be asked to pass must be approved by a majority of the votes cast by shareholders of the Corporation present in person or represented by proxy at the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The authorized capital of the Corporation consists of an unlimited number of common shares ("**Common Shares**") without nominal or par value. At the date of this Information Circular, the Corporation had 125,291,460 issued and outstanding Common Shares, each carrying one vote per Common Share.

To the best knowledge of management of the Corporation and based upon publicly available information, the number of Common Shares of the Corporation owned of record or beneficially, either directly or indirectly, by shareholders who own, or exercise control or direction over, more than 10% of the issued and outstanding Common Shares as of the date hereof are as follows:

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Name	Type of Ownership	Number of Common Shares Owned	Percentage of Outstanding Common Shares
Donald K. Johnson	Direct and indirect	15,945,549 (1)	12.73%

(1) Donald K. Johnson also holds 605,000 stock options, each exercisable for one Common Share, at exercise prices of $0.30 for 350,000 stock options, $0.18 for 170,000 stock options and $0.15 for 85,000 stock options.

In accordance with the provisions of the *Canada Business Corporations Act* (the "**CBCA**"), the Corporation has caused to be prepared a list of all persons who are registered holders of Common Shares as of April 24, 2007 (the "**Record Date**") and the number of Common Shares registered in the name of each person on such date. Each shareholder is entitled to one vote for each Common Share registered in such shareholder's name as it appears on the list except to the extent that such shareholder has transferred any of his or her Common Shares after the Record Date and the transferee of those Common Shares produces properly endorsed Common Share certificates or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the date of the Meeting, that his or her name be included in the list. In such case the transferee is entitled to vote his or her Common Shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or officer of the Corporation, no proposed nominee for election to the Board of Directors, and no associate or affiliate of any such person has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of an auditor.

PRESENTATION OF FINANCIAL STATEMENTS

Shareholders will be asked to review and consider at the Meeting the audited financial statements of the Corporation for the financial year ended December 31, 2006 together with the Auditor's Report thereon.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Shareholders will be asked and if deemed advisable, proceed to the election of the management's nominees as directors of the Corporation, each director so elected to hold office until the next Annual General Meeting of the Corporation or until his successor is elected or appointed if his office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the CBCA.

The following table sets forth the name of each person who is proposed as nominee by management of the Corporation for election as a director, and, as applicable, his current position held with the Corporation, his principal occupation, business or employment, the date since

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which he has been a director of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or subject to control or direction, by such person as of the date of this Information Circular. The information contained in the following table is based upon information furnished by the respective nominees.

DIRECTORS

Name and municipality of residence	Position held	Principal occupation	Director or officer since	Numbers of Common Shares Owned directly or indirectly
Douglas A.C. Davis [1] Toronto, Ontario	Director and Chairman	President, Secretary and Director of Davis-Rea Ltd, an investment counselling company.	November 19, 2004	575,735
Constantine Salamis Morin Heights, Québec	Director and Vice-Chairman	Vice-Chairman of the Corporation, consulting geologist.	November 19, 2004	4,561,176
Jacques R. Beauregard Sainte-Foy, Québec	Director	Geologist, consultant for mining companies.	November 19, 2004	3,431,382
Donald K. Johnson [1] Toronto, Ontario	Director	Senior Advisor to BMO Capital Markets and former Vice Chairman of BMO Nesbitt Burns Inc.	November 19, 2004	15,945,549
Vahan Kololian [1][2] Toronto, Ontario	Director	Managing partner of Terra Nova Partners L.P., an investment limited partnership.	July 25, 2001	3,082,329
Patrick J. Mars [2] Toronto, Ontario	Director	Consultant in mine financing and analysis, Director of mining companies.	November 19, 2004	244,000
Joseph Baylis The Woodlands, Texas USA	Director, President and Chief Executive Officer	President and Chief Executive Officer of the Corporation, Principal Wyndspire Advisors, a mining consultancy.	March 6, 2006	90,556
Elizabeth Martin [2] Toronto, Ontario	Director	Consultant	May 25, 2006	-

Note [1] Member of the Compensation Committee of the Corporation.

Note [2] Member of the Audit Committee of the Corporation

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Information Regarding New Proposed Directors

Elizabeth Martin

Ms. Martin is the former Chief Financial Officer and Secretary of the Corporation and was elected director of the Corporation by the Board of Directors on May 25, 2006. Ms. Martin has been involved with a variety of clients, principally in the mining sector as a financial consultant. Ms. Martin assumed increasing responsibilities over the years with public mining companies such as Northgate Minerals Corporation, Western Mining Corporation, IAMgold Corporation and High River Gold Mines Ltd., where she last served as Chief Financial Officer.

Corporate Cease Trade Orders or Bankruptcies

Other than as set forth below, no proposed director of the Corporation is or, within the ten (10) years prior to the date of this Information Circular, has been a director or executive officer of any company that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets of that issuer.

In addition, other than as set forth below, no director of the Corporation is or, within the ten (10) years prior to the date of this Information Circular, has been declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Douglas A. C. Davis was a director of Semi-Tech Corp. ("**Semi-Tech**"), which subsequently filed for bankruptcy in the State of New-York in September 1999. On September 22, 1999, subsequent to his resignation from Semi-Tech's board, the Ontario Securities Commission ordered that trading cease in the securities of Semi-Tech by directors, former directors (including Mr. Davis) and officers, for failure to file financial statements and to disclose related material information. On February 27, 2003, Semi-Tech Litigation LLC filed suit against former officers and directors of Semi-Tech (including Mr. Davis), and Ernst & Young for US$578,000,000 alleging breach of fiduciary duty, mismanagement, waste of corporate assets and negligence. This matter has recently been definitely settled out of court and a court order has terminated the litigation with prejudice.

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In 1998, while Patrick J. Mars was President and director of Anvil Range Mining Corporation ("**Anvil**"), Anvil made a voluntary arrangement with creditors under the provisions of the *Companies Creditors Arrangements Act* (Canada).

Summary of Executive Compensation

The following table discloses the information concerning the Corporation that it is required to be disclosed pursuant to Form 51-102F6 *Statement of Executive Compensation* of National Instrument 51-102 - *Continuous Disclosure Obligations*, namely, all annual and long-term compensation for services rendered in all capacities to the Corporation for its previous three fiscal years, in respect of (i) CEOs, (ii) CFOs and (iii) each of the Corporation's three most highly compensated executive officers, other than the CEO and CFO, and whose total salary and bonus in any of those three fiscal years exceeds $150,000 (collectively, the "**Named Executive Officers**").

Name and Principal Position of the Named Executive Officer	Annual Compensation				Long Term Compensation			
					Awards		Payouts	
	Year Ended December 31	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Stock Options (#)	Restricted Shares ($)	LTIP [1] Payouts ($)	
CEO:								
Joseph Baylis	2006	0	0	$177,253[2]	800,000	0	0	0
Constantine Salamis	2005	0	0	$92,200	190,000	0	0	0
Constantine Salamis	2004	0	0	$8,000	260,000	0	0	0
CFO:								
Art Hampson [3]	2006	0	0	$54,450	75,000	0	0	0
Elizabeth Martin [4]	2006	$30,500	0	0	85,000	0	0	0
Elizabeth Martin	2005	$85,500	0	0	275,000	0	0	0
Elizabeth Martin	2004	$74,750	0	0	375,000	0	0	0

Notes:

(1) "LTIP" or "long-term incentive plan" means any plan which provides compensation intended to motivate performance over a period greater than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(2) With respect to fees, $143,481, and with respect to reimbursement of travel and accommodation expenses, $33,772.

(3) Mr. Hampson became CFO of the Corporation on May 25, 2006.

(4) Ms. Martin resigned from her CFO position on May 25, 2006.

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Long-Term Incentive Plans and Stock Appreciation Rights

The Corporation has not ever had any long-term incentive plans in place, and has not ever granted any stock appreciation rights.

Options Granted during the Most Recently Completed Financial Year

The following table indicates the individual grants of stock options to the Named Executive Officers during the financial year ended December 31, 2006. None of the Named Executive Officers have exercised stock options during the financial year ended December 31, 2006.

Name	Securities under Options	Percentage of Total Options Granted during the Financial Year	Exercise Price ($/Common Share)	Market Value of the Common Shares Underlying the Plan Options on the Date of Grant ($/Common Share)	Expiration Date
CEO: Joseph Baylis	750,000 50,000	37.7% 2.5%	$0.10 $0.15	$0.10 $0.14	March 6, 2011 November 3, 2011
CFO: Art Hampson	75,000	3.8%	$0.15	$0.14	November 3, 2011

Employment Contracts and Termination of Employment

On March 6. 2006, the Corporation entered into an agreement with Mr. Joseph Baylis through Wyndspire Advisors, whereby he is entitled to receive $175,000 per annum, gross, paid monthly for managing and conducting the operations of the Corporation as President and Chief Executive Officer. Mr. Baylis is also entitled to be reimbursed for his Toronto accommodation and travel to and from Houston up to a maximum of $50,000 on an annual basis. On June 5, 2006, the Corporation entered into an agreement with Mr. Arthur Hampson whereby Mr. Hampson is entitled to receive a remuneration of $1,100 per day for each day of work at the services of the Corporation for managing and conducting the administrative and financial operations of the Corporation as Chief Financial Officer and Secretary. There are no arrangements relating to the term, resignation, retirement, or any other termination of the employment of a Named Executive Officer with the Corporation. Accordingly the Corporation reviews its requirements as to senior officers on a regular basis.

Compensation of Directors

Other than as set forth below, the Corporation pays no cash compensation to its directors. Mr. Vahan Kololian received a cash compensation of $2,500 for services rendered as Audit Committee Chair. Through Beauregard Resources Inc., Mr. Jacques R. Beauregard has been engaged as a consultant of the Corporation for the financial year completed on December 31, 2006. Through C. Salamis & Associates Inc., Mr. Constantine Salamis has been engaged as a consultant of the Corporation for the financial year ended December 31, 2006. Mr. Beauregard and Mr. Salamis received respectively $20,600 and $38,600 for rendering such services.

Unless instructions are given to abstain from voting with respect to the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the proposed directors named in the table on the preceding page. Management of the Corporation has no reason to believe that any of such persons will be unable to serve as a director, but if that should occur for any reason prior to the election, the persons named in the enclosed form of proxy reserve the right to vote for another proposed director of their choice.

INCENTIVE STOCK OPTION PLAN

The Corporation has adopted a stock option plan on May 25, 2006 (the "Stock Option Plan") which provides that the Board of Directors of the Corporation may from time to time, in its discretion, grant to the directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation, an option to purchase Common Shares, provided that the number of Common Shares reserved for issuance under the Stock Option Plan shall not exceed ten percent (10%) of the issued and outstanding Common Shares. In addition, the number of Common Shares reserved for issuance shall not exceed (i) five percent (5%) of the issued and outstanding Common Shares to anyone individual in any 12 month period; (ii) two percent (2%) of the issued and outstanding Common Shares to anyone consultant retained by the Corporation in any 12 month period; or (iii) two percent (2%) of the issued and outstanding Common Shares to anyone employee of the Corporation conducting Investor Relations Activities in any 12 month period. The Board of Directors determines the price per Common Share and the number of Common Shares which may be allotted to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of the TSXV. The price per Common Share set by the Board of Directors shall not be less than the last price at which a full board lot of Common Shares was, on the last business day prior to the date on which such option is granted, traded on the TSXV or such other principal market on which the Common Shares are traded, less the applicable discount permitted (if any) by such applicable exchange or market. Options under the Stock Option Plan are non assignable. Options must be exercised within ninety (90) days of termination of employment or cessation of position with the Corporation, provided that if the cessation of office, directorship, consulting arrangement or employment was by reason of death, the option must be exercised within twelve (12) months after such death, subject to the expiry of such option.

Under policy 4.4 of the TSXV entitled *Incentive Stock Options*, listed companies having a rolling stock option plan must obtain yearly approval of its shareholders to such plan at their Annual General Meeting. The Stock Option Plan is such a rolling stock option plan and accordingly the shareholders will be asked to adopt a resolution granting their yearly approval to the Stock Option Plan.

A copy of the Corporation's Stock Option Plan will be available for review at the Meeting. The Board of Directors recommend that shareholders approve the renewal of the Corporation's Stock Option Plan. The text of the proposed resolution is attached to this Information Circular at Schedule "A".

Unless instructions are given to vote against the renewal of the Corporation's Stock Option Plan, the persons named in the enclosed form of proxy intend to vote FOR the renewal of the Corporation's Stock Option Plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as at December 31, 2006, the information with respect to all of the Corporation's Compensation Plans pursuant to which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for further issuance under equity compensation plan (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	6,415,000	$0.24	3,031,596
Equity compensation plans not approved by security holders	None	None	None
Total	**6,415,000**	**$0.24**	**3,031,596**

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APPOINTMENT OF AUDITORS

Shareholders of the Corporation will be asked to approve the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants as the auditor of the Corporation to hold office until the close of the next Annual General Meeting of the Corporation at a remuneration to be fixed by the Board of Directors. PricewaterhouseCoopers LLP, Chartered Accountants, have been the auditors of the Corporation since November 19, 2004.

Unless instructions are given to vote against the re-appointment of the auditors, the persons named in the enclosed form of proxy intend to vote FOR the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants as auditors of the Corporation at a remuneration to be fixed by the Board of Directors.

APPROVAL OF ALL ACTS OF DIRECTORS

Shareholders will be asked to approve and confirm all the acts and proceedings of the directors and officers of the Corporation made since its last Annual General Meeting including those disclosed or referred to in the Corporation's minute books and records, in information disseminated by the Corporation to the Corporation shareholders, or in the financial statements of the Corporation.

The text of the proposed resolution approving and confirming such acts is attached to this Information Circular at Schedule "A". To be effective, the resolution must be approved by a majority of the votes cast by disinterested holders of Common Shares present in person or represented by proxy at the Meeting. Common Shares beneficially owned by directors and officers of the Corporation or an affiliated entity of the Corporation, or by their holding corporations, associates and affiliates, will not be eligible to vote on this resolution.

Unless instructions are given to vote against the approval of all acts and proceedings of the directors and officers of the Corporation made up to the date hereof, the persons named in the enclosed form of proxy intend to vote FOR the approval of all acts and proceedings of directors and officers of the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Indebtedness of Directors and Executive Officers

Either at any time during the most recently completed financial year or as at the date of this Information Circular, no current or former officer or director, and no associate or affiliate of any such person is indebted to the Corporation. The Corporation has not guaranteed or has not entered into any support agreement or similar arrangement in respect of any indebtedness of any current or former director or officer of the Corporation or any of their respective associates.

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Employment and Consulting Agreements

Management of the Corporation is performed by the directors and officers of the Corporation and not by any other person.

Except as disclosed below, there are no plans in place with respect to the Named Executive Officers for termination of employment or change in responsibilities. The agreement with respect to the services rendered by Mr. Baylis as President and Chief Executive Officer of the Corporation may be terminated by the Corporation at any time without cause upon giving the greater of four (4) months notice or pay in lieu of notice. In the event of a take-over or acquisition of the Corporation which would result in a change of control and which would also result in his engagement being terminated, Mr. Baylis would be entitled to receive a payment equal to one and one-half times his annual fee compensation and all unvested stock options shall automatically vest.

INVESTOR RELATIONS ARRANGEMENTS

The Corporation has retained the services of Grove Communications Inc. to provide investor relations for the Corporation.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Corporation is a party or to which its property is subject. The Corporation does not know of any contemplated legal proceedings.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Corporation's current auditor is PricewaterhouseCoopers LLP, Chartered Accountants, Place de la Cité, Tour Cominar, 2640, boulevard Laurier, bureau 1700, Sainte-Foy, Québec, G1V 5C2.

The Corporation's registrar and transfer agent is Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Information Circular, no director or officer of the Corporation, no proposed nominee for election to the Board of Directors, no person owning or exercising control over more than 10% of the Corporation's issued and outstanding Common Shares, and no associate or affiliate of any such person has had any material interest, direct or indirect, in any material transaction involving the Corporation within the fiscal year ended December 31, 2006.

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CORPORATE GOVERNANCE PRACTICES

Board of Directors

Other than Joseph Baylis, President and Chief Executive Officer of the Corporation since March 9, 2006, Constantine Salamis, former President and Chief Executive Officer from November 19, 2004 to March 9, 2006 and Elizabeth Martin, former Chief Financial Officer and Secretary of the Corporation from November 19, 2004 to May 25, 2006, all members of the Board of Directors are independent within the meaning of National Instrument 58-101 - *Disclosure of Corporate Governance Practices.*

The Board of Directors periodically analyses its composition in order to ensure that it is composed of a majority of directors that are independent of management. The Board of Directors is responsible for approving certain issues or matters submitted to its attention such as approving particular important agreements or business transactions as well as the Corporation's financing transactions in order to implement decisions which are in the best interest and within the strategic orientation of the Corporation.

The Board of Directors acknowledges its responsibility for the stewardship of the Corporation, meaning that it oversees the conduct of the Corporation's business and supervises the senior management of the Corporation which is responsible for the day to day business affairs.

Directorships

Certain of the Directors of the Corporation are also directors of other reporting issuers (or the equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of director	Other reporting issuer
Douglas A.C. Davis	N/A
Constantine Salamis	N/A
Jacques R. Beauregard	N/A
Donald K. Johnson	Easyhome Ltd.
Vahan Kololian	ClearPoint Business Resources Inc. Western Goldfields Inc.

Name of director	Other reporting issuer
Patrick J. Mars	First Point Minerals Corp. Glencairn Gold Corporation Carpathian Gold Inc. Sage Gold Inc. Yamana Gold Inc. Endeavour Mining Capital Corp. Aura Gold Inc. Pacifica Resources Ltd.
Joseph Baylis	Sage Gold Inc. Wildcat Exploration Ltd.
Elizabeth Martin	Goldbelt Resources Ltd.

Orientation and Continuing Education

The Corporation has not yet developed an official orientation or training program for new directors.

New directors will however have the opportunity to become familiar with the nature and operation of the Corporation's business and understand the role of the board and its committees, as well as the contribution they are expected to make.

Ethical Business Conduct

The Board of Directors has approved a Code of Business Conduct, a copy of which is attached to this Information Circular at Schedule B. Such Code is reviewed and evaluated on an annual basis by the Board of Directors to determine its effectiveness.

Nomination of Directors

New candidates are recommended to the Board of Directors which considers the qualifications, competencies and skills that the candidate would bring in order to determine which persons will be recommended as new director nominees at the next Annual Meeting of shareholders.

Compensation

Douglas A.C. Davis, Donald K. Johnson and Vahan Kololian are members of the compensation committee, which is responsible for recommending to the Board of Directors all forms of compensation, including long-term incentive in the form of stock options that should be paid to the Directors and Executive Officers of the Corporation.

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The Board of Directors periodically reviews the adequacy and form of compensation for its directors or other officers in order to provide a fair and competitive compensation.

Other Board Committees

Other than the Audit and Compensation Committees, the Board of Directors has no other committee.

Assessments

The Board of Directors has not yet adopted formal procedures for assessing the effectiveness of the Board, its committees, or each individual director.

AUDIT COMMITTEE

Audit Committee Charter

A copy of the text of the Audit Committee's Charter is attached to this Information Circular at Schedule C.

Composition of the Audit Committee

As of the date of this Information Circular, the following persons are members of the Audit Committee:

Name	Independent (1)	Financially literate (1)
Elizabeth Martin	No(2)	Yes
Vahan Kololian	Yes	Yes
Patrick J. Mars	Yes	Yes

Note (1): As such terms are defined in Multilateral Instrument 52-110 - *Respecting Audit Committees.*

Note (2): Elizabeth Martin is the former Chief Financial Officer and Secretary of the Corporation. Since Corporation is a venture issuer, it can have members on its audit committee that are not independent pursuant to the provisions of Multilateral Instrument 52-110.

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Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member is described below:

Elizabeth Martin

Ms. Martin is a CMA with a financial background in international exploration and mining projects. She has, over the years, assumed increasingly senior roles in base metal and precious metal companies such as Northgate Mines Inc., WMC Limited, Iamgold Corporation and High River Gold Mines Ltd.

Vahan Kololian

Vahan Kololian was the President and Chief Executive Officer of the Corporation from July 2001 to November 19, 2004. He holds a Bachelor of law degree and has worked in the investment banking sector from 1981 to 1991 and thereafter in private equity investments. Both positions have entailed financial training and development of financial skills mainly in financial analysis and planning. Mr. Kololian has also served on several Audit Committees over the past 12 years for a number of public companies.

Patrick J. Mars

Patrick J. Mars, B.Comm, MBA and CFA, is the chairman and/or member of the Audit Committees of 6 public companies and has 30 years of experience as an analyst with a prominent Bay Street firm and has served as President of several firms.

Pre-Approval Policies and Procedures

The Audit Committees' Charter provides for the policies and procedures to be followed for the engagement of non-audit services and are attached to this Information Circular at Schedule C.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by the external auditors of the Corporation in each of the last two (2) fiscal years were respectively $31,900 for 2006 and $23,600 for 2005.

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Audit Related Fees

The aggregate fees billed by the external auditors of the Corporation in each of the last two (2) fiscal years for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported under the subsection entitled "*Audit Fees*" above were respectively $16,500 for 2006 and $18,753 for 2005.

Tax Fees

The aggregate fees billed by the external auditors of the Corporation in each of the last two (2) fiscal years for professional services rendered for tax compliance, tax advice and tax planning were respectively $10,200 for 2006 and $13,405 for 2005.

All Other Fees

Aggregate fees billed in each of the last two (2) fiscal years for products and services provided by the corporations' external auditors were $0 for 2006 and $5,825 for 2005.

Exemption

Since the Corporation is a Venture Issuer pursuant to relevant securities legislation, it is relying upon the exemption provided for at section 6.1 of NI 52-110.

OTHER BUSINESS

The Management of the Corporation knows of no other matters to be put before the Meeting. If, however, any other matters properly come before the Meeting, the persons designated in the accompanying form of proxy shall vote on such matters in accordance with their best judgment pursuant to the discretionary authority conferred thereon by the proxy with respect to such matters.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is filed on the System for Electronic Data Analysis and Retrieval ("**SEDAR**") and can be accessed on the internet at www.sedar.com.

Financial information is provided in the Corporation's comparative financial statements and management discussion and analysis ("**MD&A**") for its most recently completed financial year. Shareholders may request copies of such financial statements and MD&A by mailing a request to: Manicouagan Minerals Inc., 133 Richmond Street West, Suite 500, Toronto, ON M5H 2L3

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BOARD APPROVAL

The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED the 17th day of April, 2007.

(Signed) *Douglas A.C. Davis*

Douglas A.C. Davis
Chairman

SCHEDULE A

RESOLUTIONS OF SHAREHOLDERS

APPROVAL OF THE STOCK OPTION PLAN

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS AND SUBJECT TO REGULATORY APPROVAL:

1. **THAT** the yearly approval required under Policy 4.4 of the TSX Venture Exchange of the Corporation's Stock Option Plan be and it is hereby granted and confirmed for the period up to the next Annual General Meeting;

2. **THAT** any director or officer of the Corporation be, and he/she is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all the documents and instruments and perform all other acts that this director or this officer may deem necessary or desirable, for the purpose of giving full effect to the terms of this resolution, his/her signature to said documents or the performance of such acts being the evidence of the present decision.

APPROVAL OF ALL ACTS AND PROCEEDINGS OF THE DIRECTORS AND OFFICERS OF THE CORPORATION

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF DISINTERESTED SHAREHOLDERS:

1. **THAT** all resolutions, contracts, acts and proceedings of the Board of Directors of the Corporation or of officers of the Corporation enacted, passed, made, done or taken since its last Annual General Meeting and set forth or referred to in the minutes or the meetings and resolutions of the Board of Directors in the minute and record book of the Corporation or in the financial statements of the Corporation are hereby approved, sanctioned, confirmed and ratified.

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SCHEDULE B

MANICOUAGAN MINERAIS INC.

CODE OF BUSINESS CONDUCT

Manicouagan Minerals Inc. (the "Company" or "Manicouagan"), together with its subsidiary, has created this Code to outline principles to which the Company's employees, officers and directors are expected to adhere in the conduct of the Company's business. This Code sets forth principles regarding responsibilities to other employees, the public and other stakeholders.

The Company expects its directors, officers and employees to exercise reasonable judgement when conducting the Company's business affairs. This Code is intended to provide an overview of Manicouagan's expectations for its directors, officers and employees.

The Company's board of directors is responsible for administering the Code and has delegated day-to-day responsibility for administering and interpreting this Code to the Company's Chief Executive Officer.

This Code is not intended to reduce or limit the other obligations that a director, officer or employee may have with the Company. Instead, the standards in this Code should be viewed as the minimum standards that the Company expects from its directors, officers and employees in the conduct of the Company's business.

1. CONFLICTS OF INTEREST

All of the Company's employees, officers and directors must act with honesty and integrity, avoiding conflicts of interest in relation to their duties and responsibilities with Manicouagan that arise as a result of either personal or professional relationships.

Actual or potential conflicts of interests involving a director, officer, or employee should be disclosed directly to the Chairman of the Board.

A "conflict of interest" exists when a person's private interest interferes or even appears to interfere, with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests, responsibilities or obligations that may make it difficult to perform his or her responsibilities for Manicouagan objectively and effectively.

2. CORPORATE OPPORTUNITIES

All Manicouagan employees, officers and directors are prohibited from: (a) taking for themselves personally, opportunities that are discovered through the use of corporate property, information or as a result of his or her position with the Company unless such opportunity has

first been presented to, and formally rejected by the Company; (b) using corporate property, information or position for personal gain; and (c) competing with Manicouagan. Employees, officers and directors owe a duty to Manicouagan to advance its legitimate interests when the opportunity arises to do so.

3. CONFIDENTIALITY

Certain employees, officers and directors will have access to confidential information in the course of their duties. "Confidential Information" includes all non-public information that might be of use to competitors or harmful to the Company if disclosed. Directors, officers, employees, consultants and contractors will protect the Company's confidential business information against loss, theft or misuse.

4. PROTECTION AND PROPER USE OF COMPANY ASSETS

All Manicouagan employees, officers and directors are expected to protect the Company's assets and ensure their efficient use, as loss, theft and misuse of these assets have a direct impact on the Company's business. All of Manicouagan's assets should only be used for legitimate business purposes.

5. COMPLIANCE WITH LAWS, RULES AND REGULATIONS

The Company seeks to conduct its business in compliance with applicable laws, rules and regulations including, without limitation, insider trading, antitrust, environmental, discrimination and harassment, and health and safety. No director, officer or employee shall engage in any unlawful activity in conducting the Company's business or in performing his or her day-to-day company duties, nor shall any director, officer or employee instruct others to do so.

6. REPORTING VIOLATIONS OF THE CODE

All directors, officers and employees are encouraged to talk to the appropriate personnel within the Company when in doubt about the best course of action in a particular situation and to report violations of laws, rules, and regulations. Manicouagan prohibits retaliatory action against any officer or employee who, in good faith, reports a possible violation. It is unacceptable to file a false or frivolous report.

7. CONSEQUENCES OF VIOLATION OF THE CODE

Any violations of this Code may result in disciplinary action, up to and including termination of service without notice. Violation of the Code may also violate certain Canadian laws and if it appears such violation has occurred, the Company may refer the matter to the appropriate regulatory authorities.

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8. WAIVER

Any waiver of this Code with respect to a director, officer or employee of the Company may be made only by the Board of Directors. Any such waiver will be promptly disclosed to the extent required by applicable laws or stock exchange regulations.

9. REVIEW OF CODE

The Board of Directors of the Company will review and evaluate the Code on an annual basis to determine its effectiveness. Any amendments to this code must be approved by the Board of Directors and must be promptly disclosed in accordance with applicable securities laws and/or stock exchange regulations.

10. ADOPTED

Adopted on August 19, 2005

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SCHEDULE C

MANICOUAGAN MINERALS INC.

CHARTER AUDIT COMMITTEE

MANDATE

The mandate of the audit committee (the "Committee") is to: (a) assist the Board of Directors (the "Board") of Manicouagan Minerals Inc. (the "Corporation") in fulfilling its oversight responsibilities with respect to financial reporting and disclosure requirements; (b) ensure that an effective risk management and financial control framework has been implemented by management of the Corporation; and (c) be responsible for external and internal audit processes.

RESPONSIBILITIES

The responsibilities of the Committee are as follows:

Financial Reporting and Disclosure

1. Review and recommend to the Board for approval, the quarterly financial statements, management discussion and analysis, financial reports and any public release of financial information through press release or otherwise.

2. Review and recommend to the Board for approval, the audited annual financial statements, including the auditors' report thereon, management discussion and analysis and financial reports. .

3. Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms (if applicable), material change disclosures of a financial nature and similar disclosure documents.

4. Review with management of the Corporation and with external auditors significant accounting principles and disclosure issues and alternative treatments under Canadian generally accepted accounting principles ("GAAP") all with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Corporation's financial position and the results of its operations in accordance with Canadian GAAP.

Internal Controls and Audit

5. Review and assess the adequacy and effectiveness of the Corporation's system of internal control and management information systems through discussions with management and the external auditor to ensure that the Corporation maintains: (a) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Corporation's transactions; (b) effective internal control systems; and (c) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of the Corporation at any particular time.

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6. Satisfy itself that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements.

7. Periodically assess the adequacy of such systems and procedures to ensure compliance with regulatory requirements and recommendations.

8. Review and discuss the Corporation's major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

9. Review annually insurance programs relating to the Corporation and its investments.

External Audit

10. Review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team and recommend to the Board the external auditors to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation and the compensation of the external auditors.

11. Oversee the work of the external auditors appointed by the shareholders of the Corporation with respect to preparing and issuing an audit report or performing other audit, review or attest services for the Corporation, including the resolution of issues between management of the Corporation and the external auditors regarding financial disclosure.

12. Review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of the Corporation, the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences.

13. Discuss with the external auditors their perception of the Corporation's financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

14. Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

15. Review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards.

16. Review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional

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authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

Associated Responsibilities

17. Establish, monitor and periodically review procedures for:

(a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

18. Review and approve the Corporation's hiring policies regarding employees and former employees of the present and former external auditor of the Corporation.

Non-Audit Services

19. Pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full audit committee at its first scheduled meeting following such pre-approval.

20. Review and assess the adequacy of the Corporation's risk management policies and procedures with regard to identification of the Corporation's principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Corporation.

MEMBERSHIP AND PROCEDURES

1. The Committee will be comprised of three directors, at least two of whom will be independent. The members of the Committee shall all be financially literate and free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment. The Board may remove or replace a member of the Committee at any time and from time to time. The Corporation adopts: (a) the meaning of independence described in Multilateral Instrument 52-110 *Audit Committees* (the "Instrument") for the purpose of determining whether a member of the Committee is independent; and (b) the provisions of Sections 3.3 to 3.5, inclusive, of the Instrument relating to certain membership requirements.

2. The Board will appoint the Chairman of the Committee. The Secretary of the Corporation will act as the secretary at meetings of the Committee or, in his or her absence, the Chairman of the committee may appoint any member or any other person to act as secretary. The secretary will keep minutes of the proceedings at any meeting of the Committee setting out in reasonable detail the business conducted at such meeting. Minutes of the meetings of the Committee will be distributed by the Secretary to the members of the Committee and to the Board.

3. Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four times per year. Twenty-four (24) hours notice of each

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meeting will be given orally, by electronic transmission or by facsimile to all members of the Committee and to the external auditors of the Corporation and such notice will set out in reasonable detail the business proposed to be conducted at the meeting. Notice of a meeting may be waived if all members of the Committee are present at a meeting and waive notice or if a member who is not present waives notice before or after such meeting. A resolution signed by all members of the Committee shall have the same force and effect as a resolution passed at a meeting of the Committee duly called and regularly constituted for the transaction of business.

4. A majority of members of the Committee will constitute a quorum and decisions of the Committee will be by an affirmative vote of the majority with the Chairman having a deciding vote in the event of a tie.

5. At the request of the external auditors of the Corporation, the Chief Executive Officers or the Chief Financial Officer of the Corporation or any member of the Committee, the Chairman will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

6. The Committee has the authority to: (a) engage independent counsel and other advisors as it determines necessary or desirable to carry out its duties; (b) set and pay the compensation for any advisors engaged by the Committee; and (c) communicate directly with internal and external auditors.

OVERSIGHT FUNCTION

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of Management and the external auditors. The Committee, its Chair and any Committee members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Corporation, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company's financial information or public disclosure.

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EFFECTIVE DATE

This Mandate will come into effect on the date on which the Board approves it, which approval will be evidenced by the signature of the Secretary of the Corporation below, and as and from such approval will replace all prior mandates or terms of reference respecting the Committee.

Mandate approved on December 6, 2004
and amended on April 3, 2006

MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

RECEIVED
2007 MAY 10 A 6:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 1, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C.
USA 20549

Attn: Room 3628.

Dear Sirs:

RE: Manicouagan Minerals Inc. - 12g(3)(b) exemption - 82-35067

In accordance with our ongoing filing obligations, please find enclosed copies of the Certifications of Annual Filings by the CEO and CFO.

Sincerely,

Manicouagan Minerals Inc.

Per:

Joseph Baylis
President and Chief
Executive Officer

ENC: MAM – Certifications of Annual Filings by the CEO and CFO

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Form 52-109F1
Certification of Annual Filings

I, **Joseph Baylis, President and Chief Executive Officer of Manicouagan Minerals Inc.** certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*), of **Manicouagan Minerals Inc.** (the issuer) for the period ended **December 31, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

April 11, 2007

"signed"

Joseph Baylis
President & Chief Executive Officer

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Form 52-109F1
Certification of Annual Filings

I, Art Hampson, Chief Financial Officer and Secretary of Manicouagan Minerals Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*), of **Manicouagan Minerals Inc.** (the issuer) for the period ended **December 31, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

April 11, 2007

"signed"

Art Hampson
Chief Financial Officer & Secretary

END